
Securing
Our World>
*Graphic representation of data analysis capabilities, not a direct representation of drone use or capabilities.

INVEST IN AVAWATZ

Improving security with robotics and AI

avawatz.com Lewisville, TX

Robotics Technology Female Founder B2B AI

Highlights

1. The Global AI Robotic market will reach almost $184B by 2030.
2. Have raised $5M to date with over half from US Defense orgs.
3. Have received contracts from the US Defense and Homeland Security.
4. The current sales pipeline is over $16M.
5. Creating high-precision, high-fidelity AI models for wider markets and new consumer applications.
6. Pioneering new AI models for healthcare, transportation, security and energy.

Featured Investors



Jayesh Patel Follow

Invested $200,000

Hospitality industry veteran and Investor

"AvaWatz makes it easy to build robot teams for human safety applications. I have known Rajini Anachi, the founder for many years and she is a high performing leader."



Jolly Bhatia Follow Invested $100,000

Jolly is a senior leader in the biotech industry with diverse experience building innovative, fit-for-purpose quality risk management solutions for growing small—to mid-sized companies. He is also the founding member of the New England band “Din Check”

“We invested in AvaWatz due to its unique AI-robotics-driven product line and the application landscape the company is exploring. Our investment decision was driven by Rajini's solid history of start-ups and exits, the leadership, passion, commitment, and discipline she brings to every aspect of the business, the academic and IP accomplishments backing the business platform, and the sales the company had already made. We see tremendous growth for AvaWatz in the coming years and are excited to be a part of their journey!!”

K

Kiran Indukuri in
Syndicate Lead
Follow Invested $20,000

I'm an experienced software engineer and an entrepreneur.

“Avawatz has the winning combination. They have an amazing team and great products at the intersection of AI, Robotics And Security. They have built a great sales pipeline. I believe they are positioned well to solve hard problems for both private and government customer usecases. The solutions that they are building to improve safety for industries and public safety are impressive. They are poised to ride the AI wave with solid product portfolio. I am doubling down on this opportunity.”



Cliff Banner Follow

Lt Col, USAF (ret.) & Principal, Intelligent Visioneering

“AvaWatz and its inspirational leader, Dr. Rajini Anachi, have created a series of advanced AI solutions for unmanned robotic systems. These solutions have been both innovative and effective at solving the toughest problems affecting my area of expertise, namely aircraft and aircrew safety. I invested in Avawatz as it addressing a large growing market and I have know Dr. Anachi for over a decade and watched her A game in execution.”



Luca Zambello Follow

Co-founder and CEO of Jurny, inc., Forbes contributor and featured in Entrepreneur, Bloomberg, Business Insider, and other publications.

“Because of the incredible founders and amazing technology!”



Giles Walger Follow

20+yrs in the USMC. 5 years at Amazon.

“I know your company and you fit my portfolio. I can help you join the Close Combat Lethality Task Force --email me. Recommend you be at MCWL in Stafford/Quantico 9/12-13 for the demo to USN, USMC, USA, and SOCOM. I am not sure if the USAF rep will be there. I can get you an invite.”

Our Team



Rajini Anachi Founder, CEO

2x founder, previously founded CyGlass, which was acquired by Nominet in 2020. Focused on bringing tremendous value to AvaWatz customers, employees, and investors.



Bala Jana Co-Founder, Board Member

Investor, early team member at several start-ups acquired by Fortune 500 companies. Leading product innovation , commercialization, and product-market-fit.



J.R. May Director of Business Development & Sales

Proven expertise in DoD and commercial sales. Brings an extensive network of connections for direct sales, partnerships, and rapidly scaling for growth. Previously led business development at mZeal/Cyglass (acquired by Nominet in 2020)



Prof. Rishabh Iyer Research Director - AI

Prof. Rishabh Iyer, an Asst. Professor at the University of Texas, Dallas. Dr. Iyer specializes in efficient machine learning (ML) and advance combinatorial optimization and information theory. He has won several awards and fellowships over the years.



John McKendry Product Development Director

John McKendry has a strong background in real-time control systems, artificial intelligence for multi-sensor analysis, robotic network engineering and autonomous edge computing. Was instrumental in architecting the cognitive engine at mZeal/Cyglass.



Ajay Jain Marketing & Operations

Ajay Jain has 20+ years of experience in managing operations of an IT consulting company and 5 years of experience as corporate secretary of an investment banking company in India. Expertise in people management, business development & cost/budget mgt.



Neal Wadhwani Sales & Marketing Advisor

Neal has 25+ years of experience in Sales and Marketing in Fortune 500 companies. Over the course of his career, his focus has been Technology Sales, Presales, ITOps, Digital Marketing, and executive leadership experience with high-growth startups.



Meenakshi Kulshreshtha Finance Advisor

Meenakshi is a seasoned financial leader with expertise in accounting, finance, M&A, risk management, and corporate strategy. She has a proven track record of advising executives and optimizing financial structures to drive growth and sustainability.

<Securing Our World>


Securing
Our World>
*Graphic representation of data analysis capabilities, not a direct representation of drone use or capabilities.

In a world with ever-evolving threats, we are dedicated to safeguarding lives and securing communities. We envision a future where technology seamlessly coordinates human and robotic awareness and intervention to create an impenetrable shield of protection.

Protecting Our World

Our groundbreaking solutions, ARWEN, HAYA and DARI represent the height of this vision, employing cutting-edge artificial intelligence to revolutionize security across diverse environments. From urban centers to critical transportation hubs or unmapped, harsh terrain, our technologies relentlessly analyze, predict, and neutralize potential risks before they can materialize into threats. We're not just reacting to danger; we're actively shaping a safer world for generations to come.

We are committed to proactive defense and unparalleled adaptability. ARWEN, our advanced computer vision system, serves as an ever-watchful guardian in public spaces, processing vast amounts of visual data to identify anomalies and potential security risks in real-time.


ARWEN
AvaWatz
Anamoly & Intrusion Detection & Alert
Heat/Flow Maps and Dwell Times Analysis
Video Summary Archival Search

Together, our technologies form a comprehensive security ecosystem that operates round-the-clock, undeterred by adverse conditions or the limitations of human perception.

By investing in our company, you're not just backing innovative technology – you're championing a visionary approach to global security that promises to redefine safety standards across transportation, healthcare, hospitality, entertainment and defense industries and protect the very fabric of our society.

The Rise of AI & Robotics

AvaWatz's AI platform enables robots to collaborate effectively in high-risk environments - from hazardous material handling to infrastructure maintenance and military operations - while keeping humans out of harm's way. Our system coordinates diverse robotic, visual, and sensor technologies to execute critical tasks including maintenance, surveillance, and safety inspections. As a pioneer in robotic safety and security solutions, AvaWatz is uniquely positioned to address this $1.2T global market opportunity.


AN OPPORTUNITY
BIGGER THAN ROBOTS
$1.07T
AI market by 2027
$141B
Global Robotic market by 2027
$634B
Robot Teaming market by 2026
Use cases include tracking hazardous materials, infrastructure maintenance & enhancing human safety

Source 1; Source 2; Source 3

- The Global AI Market is Booming: It is projected to reach $1.07 Trillion by 2027. AI is fueling the demand for smarter, more sophisticated solutions.
- Robots are Teaming Up: The need for autonomous mobile robots and intelligent collaboration is exploding across industries, from smart airports to infrastructure maintenance, expected to collectively reach $634 billion by 2026.
- The robotics market is experiencing unprecedented growth propelled by a surge in investments coupled with the widespread adoption of service robots globally and escalating demand for industrial robots. This momentum is anticipated to propel the market to reach a staggering $141 billion by the year 2027.

Protecting the Public

HAYA

AvaWatz



Detect & Remove Hazardous Debris from Runways

Performs in Changing Weather & Light Conditions

Works even With NO GPS or Cloud connection

Protecting Our Transportation

Using a fleet of free-flying and tethered drones equipped with advanced vision and perception technology, we scan runways with unparalleled precision, detecting hazards that human eyes might miss. These autonomous guardians operate around the clock, undeterred by darkness or inclement weather, ensuring that every takeoff and landing is as safe as humanly – and technologically – possible.

But our platform doesn't just detect threats; it neutralizes them. When debris is identified, our system seamlessly coordinates with ground robots, dispatching them to swiftly remove the hazard. This cooperative tasking and information sharing creates a robust safety net that adapts to any situation, even in the absence of GPS.

By integrating cutting-edge autonomous mobility with hazardous debris detection and removal capabilities, We transform airport safety protocols from reactive to proactive. We're not just preventing accidents; we're pioneering a new era of proactive risk management in aviation and transportation.


ARWEN
AvaWatz
Behavior Analysis and Real-Time Alerts



Securing Our Communities

AvaWatz stands as an invisible guardian for large-scale events, its advanced algorithms silently analyzing the ebb and flow of the crowd coordinating intelligence from security cameras, law enforcement body cams and a network of drones.


Arwen - Crowd Count
ount : 18, Count Range : 14 – 21
Arwen - Loitering Monitor
Loitering, 38.3 sec
Loitering, 39.7 sec
Loitering.
Arwen - Dwell Time Monitoring
Arwen - Target Tracking
target : target 1
target : target 2

Our real-time situational awareness monitors events and coordinates with first responders to provide crucial information to maintain order and public safety. This is the world AvaWatz enables – one where joy and community thrive, undeterred by threats of disruption or violence. By harnessing the power of computer vision and advanced machine reasoning, we help anticipate and neutralize threats, transforming how we approach security in our most cherished public spaces. We're not just protecting events; we're preserving the very fabric of our society, ensuring that moments of unity and triumph remain untainted by fear in the future.


ARWEN
AVAWATZ
Video Summary for Entire Day's Activity
Safety, Transparency & Accountability
Potential use cases for Day Care, Elder Care etc.

Our battle-tested AI technology is being transformed to serve an even greater purpose: protecting our most vulnerable populations in everyday settings. Imagine receiving detailed, automated care summaries about your child's day at daycare, complete with AI-analyzed safety observations and developmental milestones, all while preserving privacy. By adapting our military-grade computer vision and behavioral analysis capabilities, we're creating an unprecedented level of transparency and peace of mind for parents and caregivers. This commercial application is part of our next wave of development.

Our Expertise

AvaWatz has earned the trust of America's premier security institutions, with research and development funding from the U.S. Air Force, Navy, Army, Department of Homeland Security and other global security organizations. As a recognized leader in collaborative robotics ("cobot") technology, AvaWatz has unique expertise at the intersection of two rapidly expanding markets: autonomous systems and artificial intelligence.

CONTRACTS & R&D PARTNERS

AvaWatz

ARWEN, our security product, is currently piloted at diverse locations to demonstrate versatility and effectiveness. This includes a large place of worship supporting safety in high-traffic areas, a luxury resort protecting guests without disrupting their relaxing stay and a sprawling campus with a mix of facilities.

With the exponential growth in drone deployment, self-driving vehicles, and industrial robotics, our advanced AI platform addresses the critical need for intelligent coordination among multiple autonomous systems - a capability that becomes increasingly vital as we rely on robotic applications for safety and security.

Our Patent-Pending Technology

AvaWatz has filed several patent applications aimed at enhancing the reliability and training of AI models. One patent related to GENIE addresses the challenges of creating high-quality training data, reducing both time and costs while improving AI model performance. Another patent related to FALCON focuses on detecting, correcting, and explaining model errors to enhance reliability across applications. These innovations strengthen AvaWatz's Trusted AI services, enhancing overall AI performance.

The Opportunity

Leading the AI robotics industry with technology co-developed with leading military organizations, we currently have a robust $16M sales pipeline. Our business model currently consists of subscription services (SaaS) with services focused on three areas of market verticals: Inspection & Maintenance, Surveillance, and Safety (Early Warning).

Our military-grade technology is also available and tested across many commercial industries such as:

- Transportation & Aviation
- Hospitality & Entertainment
- Utility
- Safety & Security
- Healthcare
- Consumer Applications such as Caregivers, Daycares, Schools, etc.

TRACTION

AvaWatz

Sales Pipeline of over 16M

2028 Projected Revenue: $20M

Growing at CARG of 49.53%



Projected Revenue
20
15
10
5
0
2025
2026
2027
2028

*Revenue projections are only an estimate and not indicative of future performance.

Join Our Community

At AvaWatz, we're not just developing another AI platform - we're revolutionizing how autonomous systems work together to make our world safer and more secure. With active R&D funding from the U.S. Defense, and Homeland Security, we've proven our capability to deliver mission-critical solutions where failure isn't an option. As robots and autonomous systems become increasingly central to global security and safety operations, our unique expertise in collaborative robotics positions us at the forefront of this rapidly expanding market.

We are now excited to expand our capabilities with new consumer-focused pilots to protect the most vulnerable such as the aging population and children. The same military-grade technology protecting our country is now available in schools, hospitals and any place caregivers provide support.

Today, I'm inviting you to join us in shaping a future where advanced technology serves its highest purpose - protecting and securing human life. Together, we can build a world where intelligent automation serves as a force multiplier for safety and security across the globe.

Thank you

Rajini Anachi

Dr. Rajini Anachi